[ARC LETTERHEAD]

Tuesday, October 28, 2010

Mark P. Shuman

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re: American Restaurant Concepts, Inc. (the "Company")/File No. 333-161792

Dear Mr. Shuman:

I am writing on behalf of the Company regarding its Registration Statement on Form S-1, Amendment No. 6, File No. 333-161792, filed with the Securities & Exchange Commission ("SEC") on October 20, 2010.  As I understand the SEC has completed its review of the Registration Statement, I hereby request that the SEC accelerate the effective date of the Registration Statement to Tuesday, November 2, 2010, at 4:00 p.m.  In that regard, the Company hereby acknowledges as follows:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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The Company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration in this matter, and do not hesitate to contact me in the event you have any questions.  Also, you may contact our attorney, Robert J. Mottern, at 404-607-6933, should you have any questions.  Thank you for your time and attention to this matter.

Very truly yours,

AMERICAN RESTAURANT CONCEPTS, INC.

/s/ Michael Rosenberger

Michael Rosenberger, Chief Executive Officer

cc:

Robert J. Mottern

James Robert Shaw

William Uniack

David Eberle

Tom Ridenour

Phone: (904) 741-5500 * Fax: (904) 741-5577 * Toll Free: 1-866-340-9467

731 Duval Station Road, #117 * Jacksonville, FL 32218 * e-mail: dickswingsandgrill@yahoo.com